
F O R M 3                           U.S. Securities and Exchange Commission             OMB Approval
                                            Washington, D.C.  20549                     OMB Number                3235-0104
                                                                                        Expires:         September 30, 1998
                                                                                        Estimated ave.burden
                                                                                        hours per response .............0.5

                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                SECURITIES Filed pursuant to Section 16(a) of the
       Securities Exchange Act of 1934, Section17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
--------------------------------------------------------------------------------------------------------

1.   Name and Address of Reporting Person       2.  Date of Event Requiring       3. IRS or Soc.Sec.No.
                                                    Statement (Month/Day/Yr)         of Reporting Person
         Morgan      David                                                              (Voluntary)
                                                              08/31/1998
     _____________________________________           _______________________        __________________
         (Last)      (First)     (Middle)

     The Beren, Blisworth Hill Farm, Stoke Road

     _____________________________________       4. Issuer Name and Ticker or Trading
                    (Street)                        Symbol

                                                         Sunburst Acquisitions I, Inc. (SBSS)
     Blisworth, Northamptonshire NN7 3DB United Kingdom
     _____________________________________           _______________________________________________
         (City)      (State)   (ZIP)

5.   Relationship of Reporting Person to Issuer      6.   If Amendment, Date of Original
     (Check all applicable)
           X      Director     X        10% Owner          ____________________________________
          ---                 ---                                      (Month/Day/Year)
           X      Officer               Other
          ---                 ---
     (give title below)    (specify below)           7. Individual or Joint/Group Filing
                                                        (Check Applicable Line)

     Chief Executive Officer                             X  Form filed by one Reporting Person
     -------------------------------                    ---
                                                        ___ Form filed by more than one Reporting Person


* If the Form is filed by more than one Reporting
  Person, see Instruction 5(b)(v)
------------------------------------------------------------------------------------------------------------
             Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------
1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)


     ----------------------------         ----------------          ----------------        -----------------

     Common Stock                            26,446,310               I                     By Selisik 2 Trust*
     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

*The reporting person is within a class of beneficiaries of the Selisik 2 Trust (the "Trust") which has indirect beneficial ownership of 26,446,310 shares, which are held of record by Montague Limited.  The percentage of the reporting person's beneficial interest in the assets of the Trust has not been determined at this time.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

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                                                                          Page 1

FORM 3 (continued)
Page 2

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

------------------------------------------------------------------------------------------------------------
               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------
1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)

                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------


4.  Conversion or Exercise          5.  Ownership Form of                       6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                        Ownership
    Security                            Direct (D) or Indirect (I)                  (Instr. 5)
     (Instr. 4)                         (Instr. 5)

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

Explanation of Responses:






                                /s/ David Morgan                     09/10/98
                               ---------------------------------     -----------
                                **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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